Exhibit 99.5

Champion Safe Co. Welcomes Mountain Pass Safes: Montana’s Rising Leader in Security and Service

Family-owned Mountain Pass Safes & Coins joins Champion Safe’s national network, reinforcing American-made craftsmanship and bolstering dealer expansion under American Rebel Holdings.

Provo, Utah, Aug. 19, 2025 (GLOBE NEWSWIRE) — Champion Safe Company ( championsafe.com ), a premier manufacturer of high-security safes and a proud subsidiary of American Rebel Holdings, Inc. (NASDAQ: AREB), America’s Patriotic Brand, is proud to welcome Mountain Pass Safes & Coins of Kalispell, Montana to its growing network of top-tier dealers. In just a few short months, Mountain Pass Safes has made a powerful impression — purchasing over $100,000 in Champion and American Rebel products since March and quickly becoming a trusted name in the Flathead Valley for premium safes, expert delivery, and customer-first service. This early success underscores a growing demand for durable, American-made security solutions that combine advanced engineering with the personal touch of a local business.

Family-Driven Security Business

Owner Steve Rice didn’t set out to buy a safe store. He set out to buy a safe — one that could protect his children from the firearms and valuables in his home. But after walking into a Champion Safe showroom and seeing the craftsmanship, security, and integrity behind the brand, he didn’t just buy a safe — he bought the whole store. That moment sparked a journey that led Steve and his wife Kelly from northern Arizona to Montana, where they reopened the business as Mountain Pass Safes & Coins . Their Kalispell showroom now serves the Flathead Valley and beyond, offering not just premium safes, but hands-on guidance, teaching customers about fire ratings, lock types, and proper installation. Mountain Pass emphasizes customer education , professional delivery, and secure installations — helping families protect what matters most.

What Customers Can Expect

●	Exclusive Access to Champion and American Rebel safes

●	Expert Delivery & Installation — even for safes over 2,300 lbs

●	White-Glove Service from a family-run team that treats every customer like their own

●	Secure Storage Solutions for firearms, documents, and precious metals

●	Trade-In Options for customers upgrading to larger or more secure models

Beyond Safes: Full-Service Security

Mountain Pass Safes is more than a safe store. It’s a hub for personal protection, preparedness, and peace of mind. In addition to safes, they offer gold and silver bullion , emergency food essentials , and gun safe accessories — all curated to help customers protect what matters most. Their team specializes in discreet, professional installations and safe relocations, with a reputation for handling even the most complex deliveries with care and precision. If it fits through the door, they’ll get it done — safely, securely, and respectfully.

Empowering Dealers for the Future

“Steve’s entrepreneurial spirit and commitment to quality align perfectly with Champion Safe’s values. His dedication to providing top-tier security solutions and exceptional customer service exemplifies the standards we uphold. We’re proud to have Mountain Pass Safes as part of our dealer network.” — Thomas Mihalek , CEO of Champion Safe Co.

Champion Safe’s ongoing product and business improvements — from stronger builds to smarter margins — are designed with dealers like Mountain Pass in mind. Better products. Better margins. Better outcomes for their customers.

Trusted by Customers and the Community

Mountain Pass Safes is quickly earning a reputation for excellence. Customers praise their responsiveness, professionalism, and ability to deliver safes with precision and care. Their showroom is a destination for those seeking real security — not just storage — and their team is known for educating buyers on fire ratings, lock types, and installation best practices. From protecting families to securing precious metals, Mountain Pass Safes is helping Montanans prepare for the unexpected — with integrity, expertise, and a personal touch.

Dealer Perspective

“I’ve worked with a lot of products over the years, but Champion safes are in a league of their own,” said Steve Rice , owner of Mountain Pass Safes. “The build quality, the integrity of the company, and the support we’ve received have made this an incredible experience. I’m proud to offer Champion to my community.”

About Mountain Pass Safes & Coins

Mountain Pass Safes & Coins is Kalispell’s trusted destination for high-security safes, precious metals, and preparedness products. Family-owned and operated, the company provides expert delivery, professional installation, and white-glove service to customers across Montana and beyond. Learn more at mountainpasssafes.com.

About Champion Safe Company

Champion Safe Co. has been at the forefront of safe manufacturing for over 25 years, providing high-quality safes engineered for ultimate security and fire protection . Built entirely with 100% American-made, high-strength steel , Champion Safes feature full double steel doors, robust lock and bolt work and are backed by a lifetime warranty — with no China-built imports. Learn more at championsafe.com

About American Rebel Holdings, Inc. (NASDAQ: AREB)

American Rebel began as a designer and marketer of branded safes and personal security products and has since grown into a diversified patriotic lifestyle company with offerings in beer, branded safes, apparel, and accessories. With the introduction of American Rebel Light Beer, the company is now making waves in the beverage space. Learn more at American Rebel Beer

Watch the American Rebel Story as told by our CEO Andy Ross: The American Rebel Story

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. American Rebel Holdings, Inc. (NASDAQ: AREB; AREBW) (the “Company,” “American Rebel,” “we,” “our” or “us”) desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “forecasts,” “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “could,” “target,” “potential,” “is likely,” “expect” and similar expressions, as they relate to us, are intended to identify forward-looking statements. We have based these forward-looking statements primarily on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, and financial needs. Important factors that could cause actual results to differ from those in the forward-looking statements include benefits of dealer expansion, our ability to effectively execute our business plan, and the Risk Factors contained within our filings with the SEC, including our Annual Report on Form 10-K for the year ended December 31, 2024 and our Quarterly Report on Form 10-Q for the three months ended June 30, 2025. Any forward-looking statement made by us herein speaks only as of the date on which it is made. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise, except as may be required by law.

Contact Information

Champion Safe Business Development Opportunities: Thomas.Mihalek@championsafe.com

Investor Relations: ir@americanrebel.com